
03054985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.A. PINCUS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL PROCESSING
RECEIVED
NOV 24 2003
181
SECTION

351 WILTON ROAD WEST
(No. and Street)

RIDGEFIELD	CONNECTICUT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK J. PINCUS (203) 431-8212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE, SUITE 1107	NEW YORK	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
DEC 23 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK J. PINCUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. PINCUS & CO., INC., as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Mark J. Pincus
Signature

PRESIDENT
Title

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 17th day of November 2003

Notary Public

JOAN H. CARVELL
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN.31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
D. A. Pincus & Co., Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of D. A. Pincus & Co., Inc. (an S Corporation) as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of D. A. Pincus & Co., Inc. (an S Corporation) as of September 30, 2003 in conformity with generally accepted accounting principles.



New York, N.Y.

October 27, 2003

D. A. PINCUS & CO., INC.

BALANCE SHEET

SEPTEMBER 30, 2003

ASSETS

Cash	$ 4,832	
Trading account securities at fair market value (Notes 1B and 2)	2,355,600	
Interest receivable	49,159	
Other assets	4,689	
TOTAL ASSETS		$2,414,280

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing agent (Note 2)	$1,227,666	
Accrued expenses payable	31,014	
TOTAL LIABILITIES		$1,258,680
Commitments (Note 6)		
Stockholder's Equity:		
Common stock, no par value; authorized 200 shares, issued and outstanding 45 shares	$ 22,500	
Additional paid-in capital	77,500	
Retained earnings (Note 4)	1,055,600	
TOTAL STOCKHOLDER'S EQUITY		1,155,600
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$2,414,280

See Notes To Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

A. Securities transactions are recorded on a settlement date basis which is generally three business days after trade date.

B. Securities are stated at fair market value. Unrealized gains and losses are reflected in income currently.

C. The Company's policy is to fund profit sharing costs accrued. (See Note 5).

2. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a market value of $100,000

3. INCOME TAXES

The Company, with the consent of its stockholder, has filed an election to be taxed as a "Small Business Corporation" under Section 1362(a) of the Internal Revenue Code. Such election permits its income to be taxed to the Stockholder rather than the Company, whether or not such income has been distributed.

D. A. PINCUS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

4. RETAINED EARNINGS

Retained earnings are made up as follows:

Accumulated Adjustments Account	
Balance - October 1, 2002	$(769,621)
Taxable loss	(363,696)
Balance - September 30, 2003	$(1,133,317)
Other Retained Earnings	
Balance - October 1, 2002	$ 2,049,734
Tax exempt income, net	139,183
Balance - September 30, 2003	2,188,917
	$ 1,055,600

5. PROFIT SHARING PLAN

As of December 31, 2002 the Company's profit sharing plan was terminated.

6. COMMITMENTS

The Company leases office space from its principal officer- stockholder under a month to month agreement. Minimum annual rentals approximate $18,000.

D.A. PINCUS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003


SEC MAIL PROCESSING
RECEIVED
NOV 24 2003
WASH, D.C. 181 SECTION

// FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017
TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
D. A. Pincus & Co., Inc.

We have examined the financial statements of D. A. Pincus & Co., Inc. for the year ended September 30, 2003, and have issued our report thereon dated October 27, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by D. A. Pincus & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of D. A. Pincus & Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Fay & Jun

New York, N.Y.

October 27, 2003